Exhibit 99.2

PACIFIC HARBOUR CAPITAL LTD.
Management Discussion and Analysis
YEAR END REPORT – March 31, 2010

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd’s financial results for the year ended March 31, 2010. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1 Date of Report: July 23, 2010

1.2 Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is based in Vancouver, British Columbia, Canada and is in the business of providing administrative services and rent to public companies. It is also actively searching for other business opportunities.

During fiscal 2010, the Company did not make any additional investment in marketable securities or long term investment. As of March 31, 2010, the Company continued to hold marketable securities of $20,000 at fair market value and $100,056 investments at cost.

For fiscal 2010, the Company reported a net loss of $253,738 or $0.04 loss per share and with accumulated deficit of $7,719,493 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of March 31, 2010, the Company had cash and cash equivalents of $194,169 and working capital of $210,791. The Company had no long-term debt.

Subsequent Event

On June 9, 2010, the Company completed a non-brokered private placement for a total of 40 million units at a price of $0.075 per unit for gross proceeds of $3,000,000. Each unit consisted of one common share and one transferable share purchase warrant exercisable into one share at a price of $0.10 per share for a period of two years following issuance. Proceeds of the private placement are intended to be used for working capital and possible future asset acquisition.

1.3 Results of Operations For the Fourth Quarter and Year Ended March 31, 2010 and March 31, 2009

Administrative and Rent Recovery

Total administrative recovery for three months and twelve months ended March 31, 2010 was $Nil as compared to $3,990 and $39,970, respectively, for the same periods in 2009. The administrative contract was terminated in January 2009 resulting in significant reduction in administrative and rent recovery in fiscal 2010.

General and Administrative Expenses

General and administrative expenses for the three months and twelve months ended March 31, 2010 were $85,090 and $274,500, respectively, as compared to $83,637 and $307,576, respectively, for the same periods in 2009. Overall, general and administrative expenses declined slightly in fiscal 2010 due to cost cutting measures. Fluctuation in general and administrative expenses for fiscal 2010 is as follows:

  The Company reduced promotional activities to $nil in fiscal 2010 as compared to $14,579 in fiscal 2009. The Company also recovered $3,505 travel and promotion recovery in fiscal 2010.

  Office and general expenses reduced $4,495 or 22.87 % for the current year due to termination of various office maintenance contracts as part of cost cutting measures.

  Legal expenses $5,965 (2009-$2,791) increased slightly as a result of legal services performed in prior years that were billed and settled in fiscal 2010.

Interest income

The Company recorded interest income of $399 in fiscal 2010 as compared to $13,254 in fiscal 2009. The reduction in interest income was due to lower interest rate earned on term deposit and lower cash and cash equivalents balance in the year.

Fair value changes of marketable securities

Due to improved market condition, the Company recorded unrealized gain on marketable securities of $11,000 as compared to an unrealized loss of $35,606 for the same period last year. The Company also disposed of some marketable securities at a gain of $9,363 in the current year.

Net Loss

For the three months and twelve months ended March 31, 2010, the Company reported net loss of $91,190 and $253,738, respectively or $0.01 loss for the fourth quarter and $0.04 loss per share for the year ended March 31, 2010 as compared to net loss of $49,532 and $261,112, respectively, or $0.01 and $0.04 loss per share, respectively, for the same periods last year.

1.4 Transactions with Related Parties

In fiscal 2010, the Company paid $24,000 (2009: $24,000) in management fee to Equation Capital Ltd., a company controlled by Mr. Thomas Pressello, a director and officer of the Company. The management fees were paid in connection with services provided by Mr. Pressello in overseeing the day-to-day operations of the Company.

The Company also received $Nil (2009: $39,970) in fees from a related company, Sandstone Ventures Corporation, a company controlled by Mr. Thomas Pressello, a director and officer of the Company. These fees were paid to the Company for shared office facilities and administrative and accounting staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

		March 31, 2010		March 31, 2009		March 31, 2008
Total revenues		$-		$39,970		$48,000
Income (Loss) before discontinued operations and extraordinary items		$(253,738)		$(261,112)		$(423,853)
Income (Loss) per share before discontinued operations and extraordinary items		$(0.04)		$(0.04)		$(0.06)
Fully diluted loss per share before discontinued operations and extraordinary items		$(0.04)		$(0.04)		$(0.06)
Net Income (Loss)		$(253,738)		$(261,112)		$(423,853)
Income (Loss) per share		$(0.04)		$(0.04)		$(0.06)
Fully diluted Income (loss) per share		$(0.04)		$(0.04)		$(0.06)
Total assets		$344,760		$598,867		$884,505
Total long term debt		$0		$0		$0
Cash dividend	$	Nil	$	Nil	$	Nil

The Company recorded a loss of $253,738 for the current year ended March 31, 2010 as compared to a loss of $261,112 from fiscal 2009. Both years were relatively consistent.

The Company recorded a loss of $261,112 for the year ended March 31, 2009 compared to a loss of $423,853 from the comparative year in 2008. The decrease in the loss in fiscal 2009 was due mainly to a significant decrease in stock-based compensation expense (2009 - $Nil, 2008 - $151,254). Excluding stock-based compensation, operating expenses were comparable for fiscal 2009 and fiscal 2008.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q1 June 30, 2008	Q2 Sept 30, 2008	Q3 Dec 31, 2008	Q4 Mar 31, 2009	Q1 June 30, 2009	Q2 Sept 30, 2009	Q3 Dec 31, 2009	Q4 Mar. 31, 2010
Total Revenues	$12,000	$12,000	$11,980	$3,990	$ -	$ -	$ -	$ -

Income or loss before discontinued operations and extraordinary items:

	Q1 June 30, 2008	Q2 Sept 30, 2008	Q3 Dec 31, 2008	Q4 Mar 31, 2009	Q1 June 30, 2009	Q2 Sept 30, 2009	Q3 Dec 31, 2009	Q4 Mar. 31, 2010
Total	$(54,824)	$(92,114)	$(64,641)	$(49,533)	$(49,733)	$(57,470)	$(55,345	$(91,190)
Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Net income or loss:

Total	$(54,824)	$(92,114)	$(64,641)	$(49,533)	$(49,733)	$(57,470)	$(55,345)	$(91,190)
Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

General Discussion of Quarterly Results Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows: In the second quarter ended September 30, 2008, promotion expenses and unrealized loss on marketable securities increased quarterly loss slightly higher in the quarter.

In the fourth quarter ended March 31, 2010 net loss of $91,190 was slightly higher than other quarters due to audit fee accrual and various year end adjustments.

1.7 Liquidity and Capital Resources

Working capital decreased by $250,442 from $461,233 as of March 31, 2009 to $210,791 as at March 31, 2010. The decrease was primarily attributable to operating loss for the year.

For the year ended March 31, 2010, cash used in operating activities was $271,366 from operations as compared to $244,684 from 2009 operating activities. From an operating standpoint, the Company continues to finance its operations from proceeds generated from sale of marketable securities and investments to remedy operating deficiency. The Company has no plans for any material capital expenditures in the coming year. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. There is no assurance that the Company will be successful in achieving these objectives.

The Company received gross proceeds of $10,561 from the sale of marketable securities in fiscal 2010 compared to $Nil in fiscal 2009. Subsequent to the year end on June 9, 2010, the Company closed a 40,000,000 Unit private placement at a price of $0.075 per Unit for gross proceeds of $3,000,000. Each Unit comprise of one common share and one share purchase warrant. Each Warrant entitles the holder to purchase an additional common share of the company at a price of $0.10 per share for a period of two years after closing.

The Company did not engage in any investing activity in fiscal 2010 compared to use of cash of $856 in fiscal 2009.

Overall, the Company generated negative net cash outflow of $260,805 for the current year as compared to net cash outflow of $245,540 in fiscal 2009.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations and Commitments

On March 31, 2010, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company is, however, committed to an operating lease for office space until January 31, 2011. Estimated future minimum payments under the lease are $71,500.

1.10 Financial instruments and Risk Factors

The principal financial instruments used by the Company are as follows:

  Cash and cash equivalents

  Marketable securities

  Investments

  Trade accounts payable and accrued liabilities

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the Company seeks to maintain positive working capital at all times and maintain a current ratio of at least 2:1.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months. (See also subsequent event)

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and issuers. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instrument.

1.11 International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover from Canadian Generally Accepted Accounting Principles (“GAAP’) to International Financial Reporting Standard (“IFRS’) for publicly accountable enterprises for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS for fiscal year beginning April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.

The Company completed a preliminary IFRS transition assessment and has identified the following key areas of potential difference with respect to the accounting for:

1.	Presentation of financial statements

The adoption of IFRS will require significant additional disclosures and various changes to presentation and terminology.

2.	Share based payments

Stock based compensation is largely consistent with Canadian GAAP. For stock options that vest in instalments, IFRS 2 requires the Company to determine the fair value of each instalment as a separate share option grant. The Company is also required to make an estimate of the forfeiture rates for the use in determining the total share based compensation expense.

3.	Property, plant and equipment

Under IFRS, property, plant and equipment (“PP&E’) can be measured at fair value or at cost and revaluation is allowed. The Company will also require applying componentization concepts to significant parts of an asset and accounting for each component separately when the components have different useful lives.

Based on the work completed to-date, the most significant differences between IFRS and Canadian GAAP are expected to be on financial statement presentation and disclosure. No material quantitative difference have been identified

1.12 Disclosure Controls and Procedures and Internal Controls over Financial Reporting

As the Company is classified as a Venture Issuer, it is required to file basic Chief Executive Officer and Chief Financial Officer Certificates. The Company makes no assessment relating to the establishment and maintenance of disclosure controls and procedures as defined under Multilateral Instrument 52-109.

Management has exercise care and diligence to ensure that there are appropriate information systems and controls in place to ensure that the financial reporting is complete and reliable. Due to the small size of the Company, management tries to perform frequent and periodic reviews of all activities in order to mitigate the lack of segregation of duties that is a common risk factor for small venture issuers.

1.13 Newly Adopted Accounting Policies

CICA Handbook Section 3862-“Financial Instruments-Disclosure” requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

1.	Level 1 - Applies to assets and liabilities for which there are quoted prices in active markets for identical assets and liabilities.
2.	Level 2 - Inputs other than the quoted prices that is observable for the assets or liability either directly or indirectly.
3.	Level 3 - Applies to assets and liabilities for inputs that are not based on observable market data.

The Company’s financial assets measured at fair value consist of cash and cash equivalents, marketable securities are classified in accordance with Level 1 inputs.

1.14 Recent Accounting Pronouncements Not Yet Adopted

Business Combinations

In January 2009, CICA issued Handbook Section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements and will replace the existing Handbook Section 1600, Consolidated Financial Statements. The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year in which case an entity would also early adopt Handbook Section 1582, Business Combinations, and Handbook Section 1602, Non-Controlling Interests. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, CICA issued Handbook Section 1602, Non-Controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS 27, Consolidated and Separate Financial Statements.

The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

1.15 Share Capital Outstanding

Authorized Capital
100,000,000 common shares without par value
100,000,000 preferred shares without par value

Issued and outstanding
7,247,703 common shares as at March 31, 2010

1.16 Forward Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of the Company to be materially different from any future results, performance expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.